UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Genesis Group Holdings, Inc.
(Name of Issuer)
Common stock, par value $0.0001 per share
(Title of Class of Securities)

(CUSIP Number)
August 6, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS UTA Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		20,952,381 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,952,381 (1)

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,952,381 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (limited liability company)
(1) UTA Capital LLC was issued a 5 year warrant, exercisable at any time, to purchase up to 20,952,381 shares of the Issuer’s common stock, subject to certain adjustments for dilutive issuances, initially estimated to represent approximately 16% of the Issuer’s fully-diluted common stock, under a Note and Warrant Purchase Agreement dated August 6, 2010. This Schedule 13D is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

CUSIP No.

1	NAMES OF REPORTING PERSONS YZT Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,952,381 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

20,952,381 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,952,381 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (limited liability company)
(1) UTA Capital LLC was issued a 5 year warrant, exercisable at any time, to purchase up to 20,952,381 shares of the Issuer’s common stock, subject to certain adjustments for dilutive issuances, initially estimated to represent approximately 16% of the Issuer’s fully-diluted common stock, under a Note and Warrant Purchase Agreement dated August 6, 2010. This Schedule 13D is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

CUSIP No.

1	NAMES OF REPORTING PERSONS Alleghany Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,952,381 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

20,952,381 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,952,381 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) UTA Capital LLC was issued a 5 year warrant, exercisable at any time, to purchase up to 20,952,381 shares of the Issuer’s common stock, subject to certain adjustments for dilutive issuances, initially estimated to represent approximately 16% of the Issuer’s fully-diluted common stock, under a Note and Warrant Purchase Agreement dated August 6, 2010. This Schedule 13D is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

CUSIP No.

1	NAMES OF REPORTING PERSONS Alleghany Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,952,381 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

20,952,381 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,952,381 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) UTA Capital LLC was issued a 5 year warrant, exercisable at any time, to purchase up to 20,952,381 shares of the Issuer’s common stock, subject to certain adjustments for dilutive issuances, initially estimated to represent approximately 16% of the Issuer’s fully-diluted common stock, under a Note and Warrant Purchase Agreement dated August 6, 2010. This Schedule 13D is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

CUSIP No.

1	NAMES OF REPORTING PERSONS Udi Toledano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,952,381 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

20,952,381 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,952,381 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) UTA Capital LLC was issued a 5 year warrant, exercisable at any time, to purchase up to 20,952,381 shares of the Issuer’s common stock, subject to certain adjustments for dilutive issuances, initially estimated to represent approximately 16% of the Issuer’s fully-diluted common stock, under a Note and Warrant Purchase Agreement dated August 6, 2010. This Schedule 13D is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

Item 1(a). Name of Issuer:
Genesis Group Holdings, Inc., a Delaware corporation (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
2500 N. Military Trail, Suite 275, Boca Raton, FL 33431
Item 2(a). Name of Persons Filing:
UTA Capital LLC
YZT Management LLC
Alleghany Capital Corporation
Alleghany Corporation
Udi Toledano
Item 2(b). Address of Principal Business Office or, if None, Residence:
The principal office of each of UTA Capital LLC, YZT Management LLC and Udi Toledano is located at 100 Executive Drive, Suite 330, West Orange, NJ 07052
The principal office of each of Alleghany Capital Corporation and Alleghany Corporation is located at 7 Times Square Tower, New York, New York 10036
Item 2(c). Citizenship:
UTA Capital LLC is a Delaware limited liability company
YZT Management LLC is a New Jersey limited liability company
Alleghany Capital Corporation is a Delaware corporation
Alleghany Corporation is a Delaware corporation
Udi Toledano is a citizen of the United States of America
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.0001 per share
Item 2(e). CUSIP Number:
N/A
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4. Ownership.
(a) Amount beneficially owned:
Up to 20,952,381 shares of the Issuer’s common stock, subject to certain adjustments*
(b) Percent of class: Approximately 16% of the Issuer’s fully-diluted common equity*
(c) Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote:

(ii)	Shared power to vote or direct the vote: Up to 20,952,381*

(iii)	Sole power to dispose or direct the disposition of:

(iv)	Shared power to dispose or direct the disposition of: Up to 20,952,381*

*	UTA Capital LLC was issued a 5 year warrant, exercisable at any time, to purchase up to 20,952,381 shares of the Issuer’s common stock, subject to certain adjustments for dilutive issuances, initially estimated to represent approximately 16% of the Issuer’s fully-diluted common stock, under a Note and Warrant Purchase Agreement dated August 6, 2010. This Schedule 13D is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

Item 5. Ownership of Five Percent or Less of a Class.
Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group:
Not Applicable
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

UTA Capital LLC
By:	YZT Management LLC, its managing member

Date: September 15, 2010		By:	/s/ Udi Toledano
Udi Toledano
its managing member

YZT Management LLC
	By:		/s/ Udi Toledano
Udi Toledano
its managing member

Alleghany Capital Corporation
	By:		/s/ Peter R. Sismondo
Peter R. Sismondo
Vice President and Treasurer

Alleghany Corporation
	By:		/s/ Peter R. Sismondo
Peter R. Sismondo
Vice President

/s/ Udi Toledano
Udi Toledano

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of September 15, 2010.